UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DIGITAL DEVELOPMENT GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25400A100

(CUSIP Number)

Robert C. Kopple

10866 Wilshire Blvd., Suite 1500

Los Angeles, CA 90024

With a Copy to:

Mark Abdou

Libertas Law Group, Inc.

225 Santa Monica Boulevard, 11th Floor

Santa Monica, CA 90401

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 25400A100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert C. Kopple
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	Citizenship or Place of Organization U.S Citizen
Number OF SHARES BENEFICIALLY	8	SOLE VOTING POWER 5,000,000
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 6.97%
14	Type of Reporting Person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 (each a “Share,” and, in the plural, the “Shares”), of Digital Development Group Corp., a Nevada corporation (the “Issuer”). The Shares are quoted on the OTCQB. The address of the Issuer’s principal executive office is 6630 Sunset Boulevard, Los Angeles, California 90028.

Item 2. Identity and Background.

(a) The “Reporting Person” is Robert C. Kopple, an individual.

(b) The Reporting Person’s business address is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c) Robert C. Kopple is a partner at Kopple & Klinger, LLP, a law firm. The principal place of business of Kopple & Klinger, LLP is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Robert C. Kopple is a U.S. citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Entity Controlled by the Reporting Person

E.L. II Properties Trust Dated 7/1/1983 (“E.L. II”) is an entity that was created for estate planning purposes. Robert C. Kopple is the trustee of E.L. II, controls E.L. II and has the sole dispositive and voting power over the Shares held by E.L. II. Therefore, Robert C. Kopple is the beneficial owner of securities held by E.L. II.

Open Market Purchases

From December 27, 2013 through January 22, 2014, E.L. II purchased 4,000,000 Shares on the open market. On January 22, 2014, the Reporting Person’s beneficial ownership in the Issuer’s common stock, at 5.58%, exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended. Subsequently, on January 23, 2014 and January 29, 2014, E.L. II purchased an additional 571,200 and 428,800 Shares, respectively, bringing the Reporting Person’s beneficial ownership in the Issuer to 6.97%.

Source of Funds

The source of funds for the transactions herein described is personal funds of Robert C. Kopple contributed to E.L. II. No funds are represented by loans or otherwise borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The Reporting Person does not have any current plans, proposals or agreements with respect to the Shares. Notwithstanding the foregoing, the Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

(a) The Reporting Person Percentage beneficially owns 6.97% of the Issuer’s Shares based on 71,737,873 Shares outstanding on November 14, 2013, as reported in the Issuer’s quarterly report on Form 10Q for the transition period ended September 30, 2013.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 5,000,000 Shares.

(c) During the last 60 days, the Reporting Person made the following purchases of Shares on the open market:

(i)	on December 27, 2013, 541,500 Shares at a purchase price of $0.0498 per Share;
(ii)	on December 30, 2013, 305,013 Shares at a purchase price of $0.0522 per Share;
(iii)	on January 8, 2014, 596,581 Shares at a purchase price of $0.0577 per Share;
(iv)	on January 9, 2014, 323,962 Shares at a purchase price of $0.06 per Share;

(v)	on January 10, 2014, 50,000 Shares at a purchase price of $0.06 per Share;
(vi)	on January 13, 2014, 182,944 Shares at a purchase price of $0.0598 per Share;
(vii)	on January 14, 2014, 237,800 Shares at a purchase price of $0.0549 per Share;
(viii)	on January 15, 2014, 317,500 Shares at a purchase price of $0.0549 per Share;
(ix)	on January 16, 2014, 303,682 Shares at a purchase price of $0.0552 per Share;
(x)	on January 17, 2014, 354,950 Shares at a purchase price of $0.0555 per Share;
(xi)	on January 21, 2014, 372,400 Shares at a purchase price of $0.0554 per Share;
(xii)	on January 22, 2014, 413,668 Shares at a purchase price of $0.0545 per Share;
(xiii)	on January 23, 2014, 571,200 Shares at a purchase price of $0.0476 per Share; and
(xiv)	On January 29, 2014, 428,800 Shares at a purchase price of $0.050472 per Share.

During the last 60 days, the Reporting Person has not effected any other transactions in the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROBERT C. KOPPLE

By:	/s/ Robert C. Kopple
Name:	Robert C. Kopple
Date:	January 30, 2014